UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-11914

CUSIP NUMBER 885218107

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Thornburg Mortgage, Inc.
Full Name of Registrant

Former Name if Applicable

150 Washington Avenue, Suite 302
Address of Principal Executive Office (Street and Number)

Santa Fe, New Mexico 87501
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to (i) prepare and finalize the valuation report for the securities that were issued in connection with the March 31, 2008 financing transaction that was disclosed on the Registrant’s Current Reports on Form 8-K and 8-K/A filed on April 2, 2008 and April 4, 2008 (the “Financing”) and (ii) analyze and determine the proper accounting treatment of the Financing. The Registrant also requires additional time to analyze and determine the proper accounting treatment of the Override Agreement entered into on March 17, 2008, and amended on March 27, 2008, with certain counterparties to its reverse repurchase, securities lending and auction swap agreements, as disclosed on the Registrant’s Current Reports on Form 8-K filed on March 19, 2008 and April 2, 2008. Due to the reasons described above, the Registrant could not timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 on or prior to May 12, 2008, which is the prescribed filing deadline for its Form 10-Q, without unreasonable effort or expense. The Registrant currently expects to file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jane Starrett	(505)	989-1900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently anticipates that it will report a significant change in its results of operations for the quarter ended March 31, 2008 from the same quarter in the previous fiscal year. The registrant will report a substantial net loss for the quarter ended March 31, 2008 compared to net income of $75 million for the quarter ended March 31, 2007, resulting primarily from the significant volatility in the mortgage industry, which caused declines in the prices of mortgage-backed securities and resulted in the Registrant experiencing both realized and unrealized losses on its portfolio. The Registrant is also continuing to evaluate the accounting treatment for various components of the Financing and Override Agreement which may also impact its results of operations.

Thornburg Mortgage, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 12, 2008	By	/s/ Larry A. Goldstone
Larry A. Goldstone
President and Chief Executive Officer